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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Westmoreland Coal Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $2.50 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    960878106
                                    ---------
                                 (CUSIP Number)

                              Martin Todtman, Esq.
                 Todtman, Young, Nachamie, Hendler & Spizz, P.C.
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 754-9400
                            -------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 11, 1997
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 960878106
------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Wynnefield Partners Small Cap Value, L.P. - 13-3688497
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a)                                [X]
     See Item 5                 (b)                                [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                   [ ]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                             7)   SOLE VOTING POWER
                                   531,700 See Item 5
                             ---------------------------------------------------
NUMBER                       8)   SHARED VOTING POWER
OF                                None.
SHARES                       ---------------------------------------------------
BENEFICIALLY                 9)   SOLE DISPOSITIVE POWER
OWNED BY                          531,700 See Item 5
EACH                         ---------------------------------------------------
REPORTING                    10)  SHARED DISPOSITIVE POWER
PERSON                            None.
WITH
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       531,700   See Item 5
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
      SHARES
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.63%   See Item 5
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       PN


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                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 960878106
------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Wynnefield Partners Small Cap Value Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a)                               [X]
     See Item 5                  (b)                               [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                             7)   SOLE VOTING POWER
                                   160,000 See Item 5
                             ---------------------------------------------------
NUMBER                       8)   SHARED VOTING POWER
OF                                None.
SHARES                       ---------------------------------------------------
BENEFICIALLY                 9)   SOLE DISPOSITIVE POWER
OWNED BY                          160,000 See Item 5
EACH                         ---------------------------------------------------
REPORTING                    10)  SHARED DISPOSITIVE POWER
PERSON                            None.
WITH
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     160,000   See Item 5
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
     SHARES
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.30%   See Item 5
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       CO


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                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 960878106
------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Channel Partnership II, L.P. - 22-3215653
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a)                           [X]
     See Item 5                  (b)                           [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                               [ ]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                             7)   SOLE VOTING POWER
                                   -0- See Item 5
                             ---------------------------------------------------
NUMBER                       8)   SHARED VOTING POWER
OF                                None.
SHARES                       ---------------------------------------------------
BENEFICIALLY                 9)   SOLE DISPOSITIVE POWER
OWNED BY                          -0- See Item 5
EACH                         ---------------------------------------------------
REPORTING                    10)  SHARED DISPOSITIVE POWER
PERSON                            None.
WITH
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-  See Item 5
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
      SHARES
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      -0-   See Item 5
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       PN


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                                                               Page 5 of 8 Pages

      This  statement  amends  and  supplements  the information provided in the
Schedule 13D, dated January 9, 1997 (the "Schedule 13D"), filed by Wynnefield Partners Small Cap Value, L.P. and Channel Partnership II, L.P. with respect to the Common Stock, par value $2.50 (the "Common Stock"), of Westmoreland Coal Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 2 of the Schedule 13D "Identity and Background" is amended and restated in its entirety as follows:

      "This statement is being filed by Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of the State of Delaware (the "Partnership"), on behalf of the Partnership, Wynnefield Small Cap Value Offshore Fund, Ltd. ("Offshore Fund"), an exempted company formed under the laws of the Cayman Islands whose investment manager is Wynnefield Capital, Inc., a Delaware corporation, whose sole stockholders are Nelson Obus and Joshua Landes ("Wynnefield Capital"), and Channel Partnership II, L.P., a partnership formed under the laws of the State of New York ("Channel") ("Offshore Fund," "Channel" and "Partnership" are collectively referred to as the "Reporting Person"). The principal business of the Reporting Person is investments and the address of its principal offices is One Penn Plaza, Suite 4720, New York, New York 10119.

      Nelson Obus and Joshua Landes are the general partners of the Partnership and directors of the Offshore Fund and their principal business address is the same as the Partnership's. The principal occupations of Messrs. Obus and Landes are acting as the general partners and managing investments of the Partnership. Mr. Obus is also the general partner of Channel.

      During the past five years, neither the Partnership, Offshore Fund, Channel, Mr. Obus nor Mr. Landes (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      Messrs. Obus and Landes are citizens of the United States."

II. Item 3 of the Schedule 13D "Source and Amount of Funds or Other Consideration" is amended by the addition of the following:

      "50,000 Shares of the Issuer were purchased by the Partnership for cash aggregating $27,000 including commissions. The cash was provided from the working capital of the Partnership. 160,000 Shares of the Issuer were purchased by the Offshore Fund for cash aggregating $86,825.00, including commissions, which was provided from its working capital."

III. Item 4 of the Schedule 13D "Purpose of the Transaction" is amended in its entirety and restated as follows:

      "All Shares of the Issuer acquired by the Reporting Person were purchased for investment purposes."


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IV.   Items 5(a) and 5(b) of the  Schedule 13D "Interest of the Transaction" are
      amended in their entirety and restated as follows:

      "(a) The Partnership owns 531,700 Shares of the Issuer and Offshore Fund owns 160,000 Shares of the Issuer (together, the "Securities"). The Securities represent approximately 9.93% of the Common Stock of the Issuer outstanding as of February 26, 1997, based on the Issuer's Form 10-K for the fiscal year ended December 31, 1996.

      (b) Messrs. Obus and Landes, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale of, the Securities held by the Partnership. Messrs. Obus and Landes, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities or any dividends paid with respect to the Securities held by the Partnership. Mr. Obus had the same such powers with respect to the Securities previously owned by Channel and Wynnefield Capital has the same such powers with respect to the Securities owned by the Offshore Fund."

      Item 5(c) of the Schedule 13D "Interest of the Transaction" is amended by the addition of the following:

      "(c) On April 11, 1997, the Partnership purchased 50,000 Shares of the Issuer for a price of $0.54 per Share. On April 8, 1997, the Offshore Fund purchased 10,000 Shares of the Issuer from Channel for $0.5825 per Share. On April 11, 1997, the Offshore Fund purchased 150,000 Shares of the Issuer for $0.54 per Share.

      Channel has not purchased any Shares of the Issuer within the past 60 days."

V. Item 6 of the Schedule 13D "Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer" is amended in its entirety and restated as follows:

      "Neither the Partnership, Offshore Fund, Channel, Mr. Obus nor Mr. Landes has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to contingency, the occurrence of which would give another person voting or investment power over the Securities."

IV. Item 7 of the Schedule 13 "Materials to be Filed as Exhibits" is amended in its entirety and restated as follows:

      "Exhibit 1  Agreement  of joint filing   pursuant  to   Rule  13d(1)-f(1)
      promulgated under the Securities & Exchange Act of 1934, as amended."









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                                                               Page 7 of 8 Pages

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.


Dated: May 1, 1997               By:   /s/ Nelson Obus
                                    --------------------------------
                                 Nelson Obus, General Partner


                                 WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.


                                 By:   /s/ Joshua Landes
                                    --------------------------------
                                 Joshua Landes, Director


                                 CHANNEL PARTNERSHIP II, L.P.


                                 By:   /s/ Nelson Obus
                                    --------------------------------
                                 Nelson Obus, General Partner


                                Page 7 of 8 pages


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